Exhibit T3A-56

Exhibit T3A-56  Brønnøysundregistrene Firmaattest  Organisasjonsnummer: 955 516 850  Organisasjonsform: Aksjeselskap  Stiftelsesdato: 22.12.1989  Registrert i Foretaksregisteret: 23.03.1990  Foretaksnavn: WEATHERFORD NORGE AS  Forretningsadresse: Stokkamyrveien 17 4313 SANDNES Kommune: 1102 SANDNES Land: Norge  Postadresse: Postboks 8023 4068 STAVANGER  Telefon: 51 81 44 00 E-postadresse: norway@eu.weatherford.com  Aksjekapital NOK: 2 708 000,00  Styre: Styrets leder: Stig Wølstad-Knudsen Tyttebærstien 25 4324 SANDNES  Styremedlem: Arve Eide Haraldsen Hege Juul Bruheim Harry Titlestad Representant for de Ansatte Terje Nysted Representant for de ansatte Geir Stale Sunde Representant for de ansatte  Signatur: To styremedlemmer i fellesskap. Styrets leder alene.  Revisor: Godkjent revisjonsselskap Organisasjonsnummer 935 174 627 KPMG AS Sørkedalsveien 6 0369 OSLO  Vedtektsfestet formal: Handel, produksjon og tjenesteyting. Eie aksjer og andeler i selskaper som driver produksjon og handel og alt som hermed star i forbindelse innen petroleumsrelatert industri.  Utskriftsdato 11.01.2018 Organisasjonsnr 955 516 850 Side 1 av 1

Brønnøysundregistrene
Foretaksregisteret, Postboks 900, 8910 Brønnøysund
Organisasjonsnummer: 974 760 673
Internett: http://www.brreg.no

Firmaattest

Opplysningstelefonen: 75 00 75 00
Telefaks: 75 00 75 05

Firmaattesten inneholder opplysninger registrert i Foretaksregisteret om et bestemt foretak identifisert med organisasjonsnummer.

Opplysningene omfatter forhold som er registrert i Foretaksregisteret pr. utskriftsdato.

Meldepliktige forhold som ikke er meldt, og som er i strid med det som er registrert, kan ikke gjøres gjeldende overfor tredjemann, med mindre denne kjente til eller burde kjent forholdet, jf foretaksregisterloven § 10-1.

Enhver har rett til å gjøre seg kjent med det som er registrert i Foretaksregisteret. Dette gjelder imidlertid ikke fødselsnummer.

VEDTEKTER  for  WEATHERFORD NORGE AS (Vedtatt av generalforsamlingen den 14. september 2012)  § 1 Selskapets navn er WEATHERFORD NORGE AS.  § 2 Selskapets forretningskontor er i Sandnes, med adresse: Stokkamyrveien 17, 4300 Sandnes  § 3 Selskapets formal er handel, produksjon og tjenestcyting. Videre er form alet a eie aksjer og andeler j selskaper som driver produksjon og handel og alt som hermed star i forbindelse innen petroleumsrelatert innen industri.  § 4 Selskapets aksjekapital er kr. 2 708 000 fordelt pa 3385 aksjer á kr. 800  § 5 Selskapets styre bestar eiter generalforsamlingens nærmere beslutning av 7-8 medlemmer, som velges av generalforsamlingen for [ILLEGIBLE] ad gangen, hvorav 3 styremedlemmer velges av og blant selskapets ansatte. og de øvrige styremedlemmer velges av selskapets aksjonæser. For hver representant som velges av de ansatte velges det ett varamedlem av og blant de ansatte. Styret velger selv sin leder. Generalforsamlingen velger varaleder_blant.styremedlemmene. Styrets-medlemmer-elles varamedlemmer behøver ikkc være aksjonærer. Over styrets forhandlinger føres protokoll.  § 6 Selskapets firma tegnes av to styremedlemmer i forening, eller av styreformannen alene. Styret kan meddele prokura.  § 7 Ordinær generalforsamling avholdes hvert ar snarest mulig og innen 20. juni.  § 8 Pa den ordinaire generalforsamlingen behandles følgende saker:  1. Styrets beretning om selskapets drift i det forløpne ar.  2. Fastsetting av resultatregnskap og balanse.  3. Beslutning om anvendelse av arsoverskudd eller dekning av underskudd i henhold til den fastsatte balanse og om utdeling av utbytte.  4 Godtgjørclse for styret og for revisor.  5 Valg til styret.  6. Fastscttelse av revisors godtgjørelse og valg av ny revisor.  7. Andre saker som etter lov eller vedtekter hører under generalforsamlingen.

[ILLEGIBLE]  Pa generalforsamlingen kan aksjonerer møte ved fullmektig. Skriftlig fullmakt skal i safall forelegges for møteleder for godkjennelse.  § 9 For øvrig gjelder alle selskapets anliggender aksjelovens bestemmelser.  ***  [ILLEGIBLE]